Filed pursuant to Rule 433

Registration Statement No. 333-176944

Free Writing Prospectus

Dated December 13, 2012

13,000,000 Shares

Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement, dated December 10, 2012, relating to these securities.

CorEnergy Infrastructure Trust, Inc. is offering 13,000,000 shares of its common stock under an effective shelf registration statement on file with the Securities and Exchange Commission at a public offering price of $6.00 per share. We have also granted the underwriters a 30-day option to purchase up to an additional 1,950,000 shares of common stock. Assuming exercise of that option, upon the completion of the proposed offering we will have 24,134,463 shares of common stock outstanding.

We will receive net proceeds from this offering of approximately $71.5 million after deducting underwriting discounts and commissions and the estimated expenses of the offering based on an offering price of $6.00 per share. We intend to use: (i) the net proceeds of this offering, (ii) approximately $26.6 million of cash to be obtained from the sale of a portion of our portfolio of publicly-traded and liquid master limited partnership equity securities, and (iii) certain other equity securities having a market value of approximately $23.0 million to make a capital contribution to Pinedale Corridor, LP, our newly-formed subsidiary (“Pinedale LP”). Pinedale LP will utilize our contributed proceeds, along with the proceeds of a $30 million concurrent co-investment and $70 million debt financing, to fund the acquisition (the “Acquisition”) of a liquids gathering system from a subsidiary of Ultra Petroleum Corp.

Pinedale LP expects to enter into an Amended and Restated Secured Term Credit Agreement with KeyBank National Association to increase from $65 million to $70 million the amount to be loaned thereunder. In addition, Pinedale LP has entered into an amendment to the Purchase and Sale Agreement governing the Acquisition to change: (i) the consideration paid for the liquids gathering system from $225 million in cash to $205 million in cash and certain other equity securities having a market value of approximately $23.0 million, and (ii) to adjust the closing date thereunder to December 20, 2012.

As a result of the changes reflected in this free writing prospectus, our ratio of debt to total assets upon completion of the Acquisition will be approximately 25%. Our pro forma net book value per share as of August 31, 2012 would be approximately $7.69 per share. Upon completion of this offering, consummation of the Acquisition, and effectiveness of the lease agreement contemplated by the Purchase and Sale Agreement governing the Acquisition, the liquids gathering system will account for approximately 80% of our total assets on a pro forma basis as of August 31, 2012 and the lease payments under the lease agreement will account for approximately 66% of our total revenue on a pro forma basis for the nine months ended August 31, 2012. Additionally, we will utilize in the Acquisition a substantial portion of our cash and our liquid securities. As a result, any future acquisition will require us to increase our leverage or issue additional securities. There is no guaranty we will be able to do either on terms acceptable to us. As a result of the changes reflected in this free writing prospectus certain of the pro forma financial information presented in the preliminary prospectus supplement dated December 10, 2012 will be subject to adjustment in our final prospectus supplement.

The underwriters may participate in the sale of our portfolio securities described in this free writing prospectus and receive commissions in connection therewith. Such sales may occur at prices lower than we may obtain if they were sold in the future.

The shares will be ready for delivery on or about December 18, 2012.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 866-500-5408.

BofA Merrill Lynch		KeyBanc Capital Markets

RBC Capital Markets	Wells Fargo Securities	Stifel Nicolaus Weisel